Exhibit (a)(5)(cxxiv)

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

ORCL—Oracle at Merrill Lynch European Roadshow

Event Date/Time: Apr. 27. 2004 / NTS ET

Event Duration: N/A

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FINAL TRANSCRIPT

ORCL—Oracle at Merrill Lynch European Roadshow

CORPORATE PARTICIPANTS

Jeffrey Henley

Oracle Corporation—Chairman and CFO

Larry Ellison

Oracle Corporation—CEO

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

Unidentified Speaker

Hello everybody, good morning, I appreciate your attendance here, I think we’ve got a fabulous presentation. Nancy (ph) from Oracle, and obviously, Jeff Henley, the Chairman and Chief Financial Officer and Jeff, it’s your farewell tour if you will as the Chief Financial Officer of Oracle so it’s (off mic).

Jeffrey Henley—Oracle Corporation—Chairman and CFO

You’re expecting to replace myself.

[Redacted]

Unidentified Speaker

Excuse me, (off mic) compliance (off mic) PeopleSoft made an acquisition, (off mic) sale of (off mic) support for PeopleSoft products (off mic) consolidation of one cost .

Jeffrey Henley—Oracle Corporation—Chairman and CFO

OK, sure, clearly, there must be some

Unidentified Speaker

(off mic) my question

Jeffrey Henley—Oracle Corporation—Chairman and CFO

There must be some, although it’s clearly a massive market misperception if people think this is bad for Oracle, but I’ll discuss it. I think our view has been that the way markets work over time is that markets mature and consolidate and that we’ve seen it in hardware, software, saw it in our database. The guys we used to compete with 13 years ago when I joined were virtually not a factor anyway.

They’ve been acquired, they’re not a factor. Same thing, CRM, two years ago, three years ago, 160 CRM builders, far fewer today. So, really just partly recognized in that there’s going to be consolidation, and we want to scale up, and we have a couple of markets where we’re not as dominant obviously as in database. So we feel like in the apps market, SAP is significantly bigger than we are.

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ORCL—Oracle at Merrill Lynch European Roadshow

We need to get a lot more market presence we think to be even more successful. And so buying an install base of customers that PeopleSoft, PeopleSoft JD Edwards now makes a lot of sense of course, so we’re looking at other things, other applications. Some of them would be the same concept where we’re acquiring an install base, and some of these ideas we might literally keep the products that they have.

In some cases, like in the case of PeopleSoft, we don’t think we need those products for the long haul. Those other products, other ideas we have where we are clearly just totally out of it. We’re looking at several industry applications companies that would just compliment us and allow us to build what we call a bigger footprint of things we can sell in applications.

And so, we’re trying to get a much stronger middle market business intelligence, look at a lot of things, the findings, so the middleware space in technology, we’re relatively weak, we need to get a lot stronger. The application space, we’re doing OK, but we’d like to be better, we think size, and just market presence. These are not brand new ideas, a lot of people do this, right?

So we’ve always believed in organic growth, we primarily grown the company over the years, organically, and we’re going to continue to work that. But this would allow us to accelerate, if we can find some acquisitions. You know, Larry owns about 25% of the company, I know pretty well, and I think he and I both understand that most people doing large acquisitions devalue their company shares.

But historical proof that every industry is at about two thirds of all acquisitions are bad from a financial standpoint. So we fully understand that there is risk in stepping out and doing large acquisitions, and the risk is that you either do a poor job bringing them into the company, lose the management, you overpay, there’s a lot of reasons that it’s risky to do large acquisitions. And that’s one of the reasons we haven’t done them over the years. Particularly in the bubble, these things were crazy just to try to do, right?

We think that we’re at a stage where we built the company up, we have an enormous global infrastructure, we’re not growing at high rates, so that was another reason we didn’t do acquisition a lot, because we were growing very fast for many years, we felt like our ability absorbed the stuff. It might take our eye off the ball. So we think we can handle a big acquisition or two over the next few years without having executional problems.

We need to be disciplined that we don’t overpay, but I think we understand how to do these deals and how to figure out what PeopleSoft Oracle. Our strategy is totally different than PeopleSoft strategy with JD Edwards. At least based on what they said publicly, we totally disagree with them. There is no way that we will sit here and try to co-exist with PeopleSoft and JD Edwards products and continue to market both of them, sell both of them, it’s just impossible, it makes no sense.

So, if we are successful at getting through the regulatory bodies, and we’re successful ultimately buying PeopleSoft, what we’re going to do is we’re going to support those products, we promised the PeopleSoft install base, you can keep those products for ten years, we’ll do a great job, make some enhancements, we’ll make them happy. But, we’ve said that we weren’t going to actively sell them, we’re not going to actively market them. If you want to send us a phone call and we’ll take your order.

This is the same model we used when we bought the RDB database years ago from DigitalFX. Stopped selling them, ten years later we still take orders, still sell the stuff. Bits of it, you know? Still have a huge maintenance revenue ten years later. So this is not a brand new concept. We thoroughly understand this model. And the only question in terms of whether we’re paying too much at the current price that’s out there would be, what percentage of that install base can we hang onto.

And so I can’t promise you that we know, we’ve got a lot experience. So we’re man enough that we think it’s conservative of what percentage of that install base we’ll be able to keep for the long haul and ultimately transfer to Oracle. And it’s a (inaudible) not, we’ve done a number of small acquisitions, so at least I think the concept is there.

Then the deal is very helpful to Oracle. The margin impact is actually not negligible because the main thing that remains in this acquisition is this highly profitable maintenance base. So we’re not going to destroy margins, we’re not going to destroy shareholder value, and in our opinion we would increase our mighty share and account control out there in the marketplace in the application space.

So that has been the strategy from day one, that continues to be the strategy. People say why are you doing this, why don’t you just give up? I mean, at some point, obviously we can’t get the regulatory thing solved, we will give up. But we still think it makes a lot of sense, it’s worth the effort to continue the fight and we’re going to trial in June with the Justice Department, we’ll probably know by August how that comes out.

But we think that we’ve got a very strong case. We think the Justice Department has made an improper analysis, this deal is not any competitive to the public. And so we’re going to fight it, and hopefully we’ll win, and hopefully we’ll convince the PeopleSoft shareholders that we’re offering them a better alternative than for them holding their shares of PeopleSoft.

So that’s kind of a long answer, but I think it’s worth taking you through this so that I can once again try to communicate our strategy, because there’s clearly some degree of, I think, this information, at the end, obviously could be honest disagreement as

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FINAL TRANSCRIPT

ORCL—Oracle at Merrill Lynch European Roadshow

to whether this makes sense, that’s fine. But our strategy is totally different from PeopleSoft’s. They’re still outselling JD Edwards. They’re investing in sales efforts and marketing campaigns.

We don’t believe in that, so it’s quite different. So if it works real well for PeopleSoft, maybe we’ll never be able to acquire them. So I think part of the equation is going to be how do they play out this year, how well do they do versus Oracle and so forth. So, the first step is we’ve got to get through the regulatory issue. So right now, we’re working hard to do that, and pretty much we’ll know where we are on that and then we’ll decide whether we give up. Yes?

Unidentified Speaker

Just assuming that does go through positively from a legal standpoint, given some of the progress you’ve seen with the JD Edwards/PeopleSoft Development, and some of the questions people have been reading about, talking (off mic), how concrete is the price that you’re currently offering and is that something that can change over the next few quarters?

Jeffrey Henley—Oracle Corporation—Chairman and CFO

We’ve changed the price before, so anything is possible.

Unidentified Speaker

You were unsuccessful?

Jeffrey Henley—Oracle Corporation—Chairman and CFO

We have no interest in overpaying though, trust me. We are, you may not think it, but we’re disciplined financially.

Unidentified Speaker

I feel unsuccessful with regulatory approval. (inaudible) for consolidation of other areas where there’s three or four competitors so that you might (off mic)

Jeffrey Henley—Oracle Corporation—Chairman and CFO

Yes, I think this case that we’re taking is very important not only for this deal, but for some very important principles. So our base is that they are overstepping traditional nature (ph) of law, and that this needs to be battled out here because it could effect other acquisitions over time. So this is important to us not only for PeopleSoft but also for other things that may happen over time. So was that the question? Yes, right. Yes sir?

[Redacted]

Unidentified Speaker

(off mic)

Jeffrey Henley—Oracle Corporation—Chairman and CFO

No, I think so, that could be done in parallel, although, there’s a few I could think of where at some point, the justice department might want to apply the same analysis and conclude that we too, shouldn’t do that. But I know, some of the other ones we have in mind, I don’t think would be as difficult (inaudible) trust. And certainly a part of the difficult position is that it’s hostile.

I don’t think we would have had this problem if it has not been hostile. PeopleSoft would have gone and done what they did with the Justice Department, with their customers that created this problem. So, I could be wrong. But certainly at a minimum, it’s made it harder to get through the Justice Department. Generally, we don’t want to do hostile takeovers, so we didn’t want to do this one hostilely.

But we felt like the we needed to do it, we didn’t have any other way to do it. But I think our approach is that usually, if we do an acquisition, it would be friendly, and sometimes you can’t do a deal because they don’t want to do, that’s part of it, sometimes they’re too expensive. So whether we do any big deals, I don’t know, beyond PeopleSoft, we’re trying to do PeopleSoft, I don’t know.

But we certainly have an attitude and a willingness to try, whereas we never had that in the past. So we have a variety of ideas and probably won’t wind up doing all of them but hopefully we’ll do several good sized transactions over the space of the next couple years.

Unidentified Speaker

But since the (off mic) transition from PeopleSoft (off mic) IBM (off mic)? Are you in (off mic)?

Jeffrey Henley - Oracle Corporation—Chairman and CFO

Not that I can tell, PeopleSoft is always, and SAP, and others have always tried to encourage their customers to use anything at Oracle. They don’t particularly like us. But the fact of the matter is customers make the decision, and it does not change much. Despite all that SAP ever tried, the did this deal Fourmix (ph) and then SQL server and they got eta (ph) base and now My SQL, and the fact of the matter is the vast majority of all these guys customers use Oracle database.

So they’re pretty objective, the customer. They go through applications analysis, and separately detect and decide whose

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ORCL—Oracle at Merrill Lynch European Roadshow

database to use. So I don’t think PeopleSoft has much influence. As long as we have a better database, that will be the biggest thing. If we let our differentiations slip, our cost of ownership, whatever, then I think the customers would perhaps change.

We don’t think that’s going to happen, we’re going to work hard to prevent that. But I think SAP or PeopleSoft telling the customer they should go to IBM, they don’t have a lot of say in that.

[REDACTED]

Unidentified Speaker

(off mic) Just assuming you get PeopleSoft, and you can sort of stop selling their product, what will that do for the cost of sales growth if you unwind (off mic)?

Jeffrey Henley—Oracle Corporation—Chairman and CFO

Yes, I think that would have a negative impact on so called reported revenue. I think we have to provide the analytics so people understand what’s happening. But it’s a marginal analysis. If you’re an underlying business, here’s what is really happening, is you know we’ve got this thing, here’s the contribution from that thing. It doesn’t get muddied up here on what it’s doing directly in the short term.

We run a business based on economic realties, not kind of trying to manipulate revenues. When I’m talking about revenue growth, I’m talking about real fundamental year on year same set of things to things that are things. But if you got PeopleSoft for a year, your revenues start on the upside, we’ll disclose that too, right? So for a year, purchase accounting, everything looks like, oh, your sales are way up.

Then a year later, and then even if you really stop taking a lot of orders, whatever orders you take, that’s incrementally helpful, right? And then a year later it kind of comes back to bite you. I think that the Oracle economy that I’m talking about, the Oracle products database applications and try to grow more, but that’s what I’m speaking to. And I think, you can only improve your margins so much, so it’s all about growth in earnings, or ultimate growth in cash flow, and you do it two ways.

We’ve done some of it by improving our margins, but the good old-fashioned way is to grow revenue, right? So you’ve got to do that. It’s been difficult in the environment the last couple of years to do that. The environment is better, I think arguably our products are better, our channel strategy is going to be stronger, so I think there is, for all those reasons a chance to see the revenue grow faster and that will help accelerate earnings growth as well. Yes?

[REDACTED]

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